Exhibit 99.1

ASM International N.V.

ASM International N.V. announces proposed Changes in

Corporate Governance

ASMI Foundation exercises Share Option

BILTHOVEN, The Netherlands – May 14, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM).

On April 28 ASMI published its strategic plan ‘Roadmap to Front End Peer Group Profitability’. Subsequently in the last 2 weeks both Boards of ASMI have reviewed its policies on Corporate Governance and Corporate Structure.

First on Corporate Governance it has decided to amend its articles of association in 2010 in such a way that also with regard to the appointment and dismissal of Management Board and Supervisory Board members its articles are within the Netherlands corporate governance code. To this effect, the company will put such a change of its articles on the agenda for the AGM of 2010 (expected to take place in May).

Secondly on Corporate Governance it has decided that it will formalize that the Management Board works as a collegial committee where the CEO does no longer have equal voting rights as the other members have combined. The company will implement this change of its Articles of Association as soon as a change of the articles is needed for other topics. Given the statement before about governance, this will therefore be at the latest at the AGM in 2010.

Thirdly on Corporate Governance the Supervisory Board commits to continue to listen to its shareholders with regard to the composition of its Supervisory Board. In this context we offered Hermes earlier this year as part of a compromise to consider one of the Industry Team members as a member of our Supervisory Board.

As far as Corporate Structure is concerned, the company has decided that in case at the time of the AGM in 2010 the implied valuation of the Front end business is lower than 1x Sales, the company will put on the agenda of the AGM of 2010 a proposal to restructure the company with the aim to solve the issue of the undervaluation.

ASMI Foundation

ASM International today received notification from the ASM International Foundation (Stichting Continuïteit ASM International) that the Foundation has called the option to be issued preference shares in the company. The Foundation has called for the issue of 21,985 preference shares representing 21,985,000 voting rights or up to 29.9% of the outstanding share capital of the company.

The Foundation was formed in May 1997. Its purpose is to further the interests of ASM International and its group companies in a manner serving the interests of the company and its stakeholders and to counter to the maximum extent possible any influences that might jeopardize the independence and/or the continuity of ASMI in violation of those interests.

Commenting on the above, ASMI’s Chief Executive Officer Mr Chuck del Prado, said;

“The Foundation’s action will not prevent the company from continuing its dialogue with shareholders. The priority for ASMI remains improving the performance of the business and executing on our Front end Profitability Roadmap-plan and to implement today’s announced changes in Corporate Governance. A protracted conflict with shareholders will not help in meeting these objectives. The Foundation may provide management with a breathing space within which it can focus on execution of its strategy and profitability roadmap. The company however fully accepts that it must continue to build shareholder trust through delivering sustained performance and improving the governance of the company. We believe that the Front end Profitability Roadmap and the Governance changes mentioned will help achieve these dual aims.”

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact: Erik Kamerbeek +31 30 229 8500